MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

Table of Contents

1.1 Date	3

1.2 Overview	6
1.2.1 Pebble Project	7
1.2.1.1 Project Background and Status	7
1.2.1.2 Current Technical Programs	9
1.2.1.3 Legal Matters	11
1.2.3 Market Trends	12

1.3 Selected Annual Information	13

1.4 Summary and Discussion of Quarterly Results	13

1.5 Results of Operations	14

1.6 Liquidity	16

1.7 Capital Resources	17

1.8 Off-Balance Sheet Arrangements	17

1.9 Transactions with Related Parties	17

1.10 Fourth Quarter	18

1.11 Proposed Transactions	18

1.12 Critical Accounting Estimates	18

1.13 Changes in Accounting Policies including Initial Adoption	18

1.14 Financial Instruments and Other Instruments	19

1.15 Other MD&A Requirements	21

1.15.1 Disclosure of Outstanding Share Data	21
1.15.2 Disclosure Controls and Procedures	21
1.15.3 Management’s Report on Internal Control over Financial Reporting	21
1.15.4 Changes in Internal Control over Financial Reporting	22
1.15.5 Limitations of Controls and Procedures	22
1.15.6 Risk Factors	23

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

1.1       Date

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed consolidated interim financial statements (the “Interim Financial Statements”) for the three and nine months ended September 30, 2018 of Northern Dynasty Minerals Ltd. (“Northern Dynasty” or the “Company”) and the Company’s audited consolidated financial statements for the year ended December 31, 2017 (the “Financial Statements”) and the annual MD&A for the same period, as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (together, “IFRS”). The following disclosure and associated Interim Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of November 8, 2018. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified. All dollar amounts in sections 1.4 to 1.15 are expressed in thousands of Canadian Dollars, unless otherwise indicated.

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements contained or incorporated by reference into this MD&A include, without limitation, statements regarding:

●	our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project;
●	the outcome of any legal proceedings in which we are engaged;
●	our ability to raise capital for the exploration and development activities;
●	our expected financial performance in future periods;
●	our plan of operations; and
●	factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company’s forward-looking information are based include:

●	that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;
●	that we will ultimately be able to demonstrate that a mine at the Pebble Project can be economically developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;
●	that the market prices of copper, gold, molybdenum and silver will not significantly decline or stay depressed for a lengthy period of time;
●	that our key personnel will continue their employment with us; and
●	that we will continue to be able to secure minimal adequate financing on acceptable terms.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that may have been used. Forward-looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

●	an inability to ultimately obtain permitting for a mine at the Pebble Project;
●	an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;
●	an inability to complete a partnering transaction on terms satisfactory to the Company;
●	an inability to continue to fund exploration and development activities and other operating costs;
●	the highly cyclical and speculative nature of the mineral resource exploration business;
●	the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;
●	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;
●	the potential for loss of the services of key executive officers;
●	a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;
●	the volatility of copper, gold, molybdenum and silver prices and mining share prices;
●	the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;
●	the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;
●	potential claims by third parties to titles or rights involving the Pebble Project;
●	the possible inability to insure our operations against all risks;
●	uncertainty related to litigation;
●	the highly competitive nature of the mining business;
●	the potential equity dilution to current shareholders from future equity financings; and
●	that we have never paid dividends and will not do so in the foreseeable future.

While an effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of our forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above and otherwise contained herein.

Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should appreciate the inherent uncertainty of, and not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

For more information on the Company, investors should review the Company’s annual information form and home jurisdiction filings that are available on SEDAR at www.sedar.com.

The Company reviews its forward-looking statements on an ongoing basis and updates this information when circumstances require it.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

1.2       Overview

Northern Dynasty is a mineral exploration company which, through its wholly-owned Alaskan registered limited partnership, the Pebble Limited Partnership (the “Pebble Partnership”), holds a 100% interest in mining claims that are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum-Silver Project (the “Pebble Project” or “Pebble”) in southwest Alaska, USA (“US”). The Company’s business in Alaska is operated through the Pebble Partnership.

The Pebble Project is an initiative to develop one of the world’s most important mineral resources. The current estimate of these mineral resources1 at a 0.30% copper equivalent cut-off grade comprise:

●	6.5 billion tonnes in the combined Measured and Indicated[2] categories at a grade of 0.40% copper, 0.34 g/t gold, 240 ppm molybdenum and 1.7 g/t silver, containing 57 billion pounds of copper, 71 million ounces of gold, 3.4 billion pounds of molybdenum and 345 million ounces of silver; and

●	4.5 billion tonnes in the Inferred category at a grade of 0.25% copper, 0.25 g/t gold, 226 ppm molybdenum and 1.2 g/t silver, containing 25 billion pounds of copper, 36 million ounces of gold, 2.2 billion pounds of molybdenum and 170 million ounces of silver.

The Pebble Project has advanced significantly since May 2017 when the Pebble Partnership secured a legal settlement with the United States Environmental Protection Agency (“EPA”), enabling Pebble to enter normal course permitting under the National Environmental Policy Act (“NEPA”):

●	On December 22, 2017, the Pebble Partnership filed its 404 wetlands permit application under the Clean Water Act (“CWA”) with the United States Army Corps of Engineers (“USACE”), which was “receipted” as complete by USACE on January 5, 2018;

●	On February 5, 2018, USACE announced the appointment of AECOM – a leading global engineering firm – as third-party contractor for the Environmental Impact Statement (“EIS”) process;

●	On March 19, 2018, USACE published guidelines and timelines for completing NEPA permitting, and the associated EIS process; and

●	Between April and August, 2018, the Pebble Project was advanced through the Scoping Phase of the EIS process administered by the USACE:

o	Scoping was initiated on April 1, 2018 with a 90-day public comment period concluded on June 29, 2018.
o	The Scoping Phase was completed and the USACE released the Scoping Document on August 31, 2018.

1 Mineral resources at December 2017 as estimated by David Gaunt, PGeo., a qualified person who is not independent of Northern Dynasty. The resource estimate is constrained by a conceptual pit that was developed using a Lerchs-Grossman algorithm using metal prices (USD) of $1540/oz for gold, $3.63/lb for copper, $12.36/lb for molybdenum and $20 for silver. A 0.30% copper equivalent (CuEQ) cut-off is considered to be comparable to those used for porphyry deposit open pit mining operations in the Americas. CuEQ calculations use metal prices (USD) of $1.85/lb for copper, $902/oz for gold and $12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, and 83.7% for molybdenum in the Pebble East zone. Contained metal values are based on 100% recoveries. All mineral resource estimates, cut-offs and metallurgical recoveries are subject to change as a consequence of more detailed analyses that would be required in pre-feasibility and feasibility studies. For additional details, see the Company’s 2017 Annual Information Form and 2018 Technical Report, both of which are filed under Northern Dynasty’s profile at www.sedar.com.

2 Measured and Indicated Resources include 0.527 billion tonnes in the Measured category at a grade of 0.33% copper, 0.35 g/t gold, 178 ppm molybdenum and 1.7 g/t silver, and 5.929 billion tonnes in the Indicated category at a grade of 0.41% copper, 0.34 g/t gold, 246 ppm molybdenum and 1.7 g/t silver.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

Activities by Northern Dynasty and the Pebble Partnership in 2018 have been focused on providing information to support the scoping phase and overall development of the EIS.

As part of the EIS preparation process, USACE is undertaking a comprehensive alternatives assessment to consider a broad range of development alternatives. Northern Dynasty, through Pebble Partnership, also continues to advance engineering studies. Northern Dynasty cautions that the current Project Description may not be the ultimate development plan for the project and that a final project design has not been selected.

In December 2017, Northern Dynasty and First Quantum Minerals Ltd. (the “parties”) entered into a framework agreement which contemplated that the parties would execute an option agreement whereby First Quantum could earn a 50% interest in the Pebble Partnership. First Quantum also made a non-refundable early option payment of US$37.5 million to be applied solely for the purpose of progressing permitting of the Pebble Project. On May 25, 2018, the Company announced that the parties had been unable to reach agreement on the option and partnership transaction contemplated in the December 2017 framework agreement, and it was terminated in accordance with its terms. Northern Dynasty continues its efforts to secure a partner for the project.

Corporate

As at September 30, 2018, the Company has $21.5 million in cash and cash equivalents and $7.2 million in a short term investment, which became available to the Company in October 2018, for its operating requirements. The Company has prioritized the allocation of the available financial resources in order to meet key corporate expenditure requirements in the near term. Although the Company will seek financing as necessary to advance its programs, there can be no assurances that it will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to reduce or curtail its operations.

1.2.1       Pebble Project

The Pebble property (“Pebble”) is located in southwest Alaska, approximately 17 miles from the villages of Iliamna and Newhalen, and approximately 200 miles southwest of the city of Anchorage. Situated in an area of rolling hills approximately 1,000 feet above sea-level and 60 miles from tidewater on Cook Inlet, the site conditions are favorable for successful mine site and infrastructure development.

1.2.1.1        Project Background and Status

The Pebble deposit was discovered in 1987 by a prior operator, which by 1997 had developed an initial outline of the deposit.

Northern Dynasty acquired the right to earn an interest in the Pebble property in 2001. Exploration since that time has led to significant expansion of the mineral resources in the Pebble deposit, including a substantial volume of higher grade mineralization in its eastern part. The deposit also remains open to further expansion at depth and to the east. A number of other occurrences of copper, gold and molybdenum have been identified along the extensive northeast-trending mineralized system that underlies the property. The potential of these earlier-stage prospects has not yet been fully explored.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

Comprehensive deposit delineation, environmental, socioeconomic and engineering studies of the Pebble deposit began in 2004. A Preliminary Assessment of the Pebble Project was completed in 2011, which provided insights into the size and scale of project that the Pebble resource might support. The Pebble Partnership continued to undertake detailed engineering, environmental and socioeconomic studies over the next two years.

In February 2014, the EPA announced a pre-emptive regulatory action under the CWA to consider restriction or a prohibition of mining activities associated with the Pebble deposit. From 2014-2017, Northern Dynasty and the Pebble Partnership focused on a multi-dimensional strategy, including legal and other initiatives to ward off this action. These efforts were successful, resulting in the joint settlement agreement announced on May 12, 2017, enabling the project to move forward with state and federal permitting.

In the latter part of 2017, a project design based on a smaller mine concept was developed for the Pebble Project, as described in the Project Description which is part of the application for a Clean Water Act 404 (“CWA 404”) permit. The CWA 404 permit application was submitted to USACE on December 22, 2017, initiating federal permitting for the Pebble Project under the NEPA.

The Project Description in the permit application envisages the project developed as an open pit mine and processing facility with supporting infrastructure. It also involves a development plan with a significantly smaller development footprint than previously envisaged, and other additional environmental safeguards.

The Company continues to update the mine plan being reviewed in the EIS permitting process based on ongoing engineering work. As currently proposed, the Pebble deposit would be developed as a 180,000-ton per day open pit mine with associated on and off-site infrastructure that includes a 270-megawatt power plant located at the mine site; an 83-mile transportation corridor, including an 18-mile crossing utilizing an ice-breaking ferry on Iliamna Lake, from the mine site to a port site on the west side of Cook Inlet; a permanent, year-round port facility near the mouth of Amakdedori Creek on Cook Inlet; and a 188-mile natural gas pipeline from the Kenai Peninsula to the Project site.

Following four years of construction activity, the proposed Pebble mine would operate for a period of 20 years as a conventional drill-blast-shovel operation. The mining rate will peak at 75 million tons per year, with 66 million tons of mineralized material going through the mill each year (180,000 tons per day), for a low life-of-mine waste to ore ratio of 0.2:1. Forecast annual production would be approximately 660,000 tons of copper-gold concentrate containing approximately 315 million lb copper and 350,000 oz gold; and approximately 16,500 tons of molybdenum concentrate containing approximately 14 million lb of molybdenum.

In response to stakeholder concerns, the footprint of the proposed development in the updated Project Description is substantially smaller than previously envisaged. The current mine plan proposal consolidates most major site infrastructure in a single drainage, and includes other new environmental safeguards:

●	a more conservative Tailings Storage Facility (“TSF”) design, including enhanced buttresses, flatter slope angles and an improved factor of safety;

●	separation of potentially acid generating (“PAG”) tailings from non-PAG bulk tailings for storage in a fully-lined TSF;

●	co-storage of PAG waste rock within the PAG TSF and transfer of the PAG tailings and waste rock and tailings to the open pit at closure;

●	no permanent waste rock piles; and

●	no cyanide usage.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

The USACE is conducting a comprehensive alternatives assessment to consider a broad range of alternatives as part of its preparation of the EIS. As a result, the Company cautions that the plan described above may not be the final development plan. A final development design has not yet been selected. The proposed project uses a portion of the currently estimated Pebble mineral resources. This does not preclude development of additional resources in other phases of the project in the future, although any subsequent phases of development would require extensive regulatory and permitting review by federal, state and local regulatory agencies, including a comprehensive EIS review process under NEPA.

From 2001, when Northern Dynasty’s involvement at the Pebble Project began, to September 30, 2018, a total of $878 million (US$807 million) has been invested to advance the project.3

1.2.1.2       Current Technical Programs

The technical programs in 2018 have been focused on the permitting process through the USACE. Site activities related to the 2018 program were concluded toward the end of the third quarter.

Engineering

Engineering activities during the third quarter consisted primarily of office and field studies to support development of the EIS. Additional data was collected through reconnaissance and geophysical surveys of Cook Inlet, the proposed road corridor, and Lake Iliamna for the design and permitting of the facilities along the transportation corridor and the marine portion of the natural gas pipeline route. Geotechnical drilling also took place in areas of the proposed major facilities at the mine site.

US Army Corps of Engineers Environmental Impact Statement (“USACE EIS”) Process

The USACE EIS process continues to progress, with the USACE maintaining its schedule for delivery of the draft EIS early in Q1 2019 with the review process expected to conclude in 2020 based on the proposed timeline published by the USACE (see pebbleprojecteis.com/schedule). The final Scoping Report was issued during the third quarter. The Scoping Report categorizes and summarizes the comments and suggestions for project alternatives received by the USACE during the scoping process. Consistent with the process, the USACE has issued a number of requests for information, and the Pebble Partnership continues to respond to those requests in a timely fashion.

3 Of this, approximately $595 million (US$573 million) was provided by a wholly-owned subsidiary of Anglo American plc which participated in the Pebble Partnership from 2007 to 2013, and the remainder was financed by Northern Dynasty. A major part of the 2007-2013 expenditures were on exploration, resource estimation, environmental data collection and technical studies, with a significant portion spent on engineering of possible mine development models, as well as related infrastructure, power and transportation systems. The mine-site and infrastructure studies completed are not necessarily representative of management’s current understanding of the most likely development scenario for the Project, and accordingly, Northern Dynasty is uncertain whether it can realize significant value from this prior work. Environmental baseline studies and data, as well as geological and exploration information, remain important information available to the Company to advance the Project.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

Environmental and Socioeconomic

Environmental Baseline Document and Supplemental Environmental Baseline Document

The 27,000-page Environmental Baseline Document (“EBD”) for the Pebble Project was released to the public in January 2012. The purpose of the EBD and Supplemental EDB (see further details below) is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area. The EBD is based on extensive environmental baseline data that has been collected since 2004 with the goal to design and plan a project that protects clean water, healthy fish and wildlife populations, and other natural resources in the region. The work was conducted by more than 40 respected independent research firms, utilizing over 100 scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents.

The 2012 EBD characterizes a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence activities during the period 2004-2008 and from some disciplines in 2009. The EBD study is available at http://pebbleresearch.com/.

Data from the 2009-2013 period was compiled as part of the 2017 program into the Supplemental EBD (2009 to 2013) and all chapters have been transmitted to the USACE. Environmental baseline data collected during the 2018 field program includes meteorology, wetlands, aquatic resources, marine studies, wildlife and stream flow monitoring. The additional data collected from the 2018 program has been provided to USACE.

Community Engagement

Pebble Project technical programs are supported by stakeholder engagement activities in Alaska. The objective of stakeholder outreach programs undertaken by the Pebble Partnership are to:

●	advise residents of nearby communities and other regional interests about Pebble work programs and other activities being undertaken in the field;

●	provide information about the proposed development plan for the Pebble Project, including potential environmental, social and operational effects, proposed mitigation and environmental safeguards;

●	allow the Pebble Partnership to better understand and address stakeholder priorities and concerns with respect to development of the Pebble Project;

●	encourage stakeholder and public participation in the USACE-led EIS permitting process for Pebble; and

●	facilitate economic and other opportunities associated with advancement and development of the Pebble Project for local residents, communities and companies.

In addition to meeting with stakeholder groups and individuals, and providing project briefings in communities throughout Bristol Bay and the State of Alaska, the Pebble Partnership’s outreach and engagement program includes:

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

●	workforce and business development initiatives intended to enhance economic opportunities for regional residents and Alaska Native corporations;

●	initiatives to develop partnerships with Alaska Native corporations, commercial fishing interests and other in-region groups and individuals;

●	outreach to elected officials and political staff at the national, state and local levels;

●	outreach to third-party organizations and special interest groups with an interest in the Pebble Project, including business organizations, community groups, outdoor recreation interests, Alaska Native entities, commercial and sport fishery interests, conservation organizations, among others; and

●	ongoing meetings of the Pebble Project Advisory Committee, a group comprised of prominent Alaskan and national figures assembled in 2017 to provide independent, external advice on the Pebble Project as it advances into federal and state permitting.

Through these various stakeholder initiatives, the Company seeks to advance a science-based project design that is responsive to stakeholder priorities and concerns, provides meaningful benefits and opportunities to local residents, businesses and Alaska Native village corporations, and energizes the economy of Southwest Alaska.

1.2.2       Legal Matters

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the “Kerrisdale Report”) regarding the Pebble Project. Three putative shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.); Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.); and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints appear to rely on the claims made in the Kerrisdale Report and allege damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and allege liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act.

The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice. The plaintiffs in the Diaz action continue to litigate. The Company filed a motion to dismiss the Diaz complaint and it was granted, but the judge in that action gave the plaintiffs until June 2018 to amend their claims, which they did. The Company still believes that those allegations, even as amended, are without merit. Accordingly, the Company filed a motion to dismiss the new amended complaint, which the plaintiffs have opposed. The Company intends to continue defending itself vigorously in the Diaz action, and expects a ruling on its motion to dismiss the new amended complaint some time in the new year. A ruling by the court is not expected until next year. For further information, refer to the Company’s 2017 Annual Information Form which is filed under Northern Dynasty’s profile on www.sedar.com.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

1.2.3       Market Trends

Copper prices were variable in 2013, 2014 and 2015 with the average annual price decreasing each year. Prices were variable to improving for most of 2016 and 2017. Prices were variable in early 2018, trended downward in June and July, and have been variable since that time. A recent closing price is US$2.78/lb.

From 2013 to 2015, gold prices were also variable, and the average annual prices decreased. Prices trended upward for most of 2016 and were variable to increasing for most of 2017, but dropped late in the year. Prices rebounded in January 2018, and then were relatively stable for several months before dropping again from June to August. Prices have been variable to improving since that time. A recent closing price is US$1,224/oz.

Following weakness in 2013, molybdenum prices increased in early 2014, then trended downward through the end of 2015, and were relatively flat in 2016. Molybdenum prices have generally increased in 2017 and early 2018, with some variability since that time. At the date of this MD&A, the price is US$12.00/lb.

Silver prices were variable and trended downward in the period 2013 to 2015 with the average annual prices decreasing over the period. Prices were variable to increasing during most of 2016, but dropped late in the year. Silver prices have been variable but increasing overall for most of 2017 and 2018, then dropped from June to September 2018, but have stabilized since that time. A recent closing price is US$14.49/oz.

Average annual prices of copper, gold, molybdenum and silver for the past five years as well as the average prices so far in 2018 are shown in the table below:

Year	Average metal price [1]
	Copper US$/lb	Gold US$/oz	Molybdenum US$/lb	Silver US$/oz
2013	3.32	1,410	10.40	23.80
2014	3.14	1,276	11.91	19.08
2015	2.49	1,160	6.73	15.68
2016	2.21	1,251	6.56	17.14
2017	3.22	1,272	7.26	16.49
2018 (to the date of this MD&A)	2.99	1,274	11.91[2]	15.90

1.	Source for copper, gold and silver and molybdenum (2013-2017) is Argus Media at www.metalprices.com

LME Official Cash Price for copper and molybdenum (2013-2017)

LBMA PM Price for gold

London PM fix for silver

2.	Source for 2018 prices for molybdenum is Platts

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

1.3       Selected Annual Information

Not required for an interim MD&A.

1.4       Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Excerpts from Statements of Comprehensive Loss (Income)	Sep 30 2018	Jun 30 2018	Mar 31 2018	Dec 31 2017	Sep 30 2017	Jun 30 2017	Mar 31 2017	Dec 31 2016
Expenses
Exploration and evaluation	$16,847	$ 16,727	$ 7,721	$ 7,078	$ 9,807	$ 3,929	$ 1,780	$ 2,610
General and administrative	1,909	1,992	2,281	2,099	1,980	2,757	2,548	1,311
Legal, accounting and audit [1]	697	1	647	1,351	1,475	22,227	1,305	984
Share-based compensation	2,284	873	836	1,319	3,474	558	507	714
Non-refundable early price installment [2]	–	(48,097)	–	–	–	–	–	–
Other items [3]	210	(1,075)	(393)	(464)	1,152	712	(729)	(95)
Loss (income) for the quarter	$21,947	$(29,579)	$11,092	$11,383	$17,888	$30,183	$ 5,411	$ 5,524

Basic and diluted loss (income) per share	$ 0.07	$ (0.09)	$ 0.04	$ 0.04	$ 0.06	$ 0.10	$ 0.02	$ 0.02
Weighted average number of common shares (000s)	312,491	312,062	310,006	306,004	303,962	301,220	290,650	266,767

1.	Legal costs in 2016 to Q2 2017 were incurred primarily to respond to EPA’s potential veto on the Pebble Project. In Q2, 2017, following the settlement with the EPA, additional legal fees became payable (see discussion below). As well from Q1 2017, the Company incurred legal costs in response to the Kerrisdale Report and securities class actions (discussed in 1.2.2 Legal Matters).
2.	The Company recognized the non-refundable early option price installment received as income on termination of the framework agreement.
3.	Includes interest income and expense, exchange gain or loss, gain or loss on disposal of financial assets and plant and equipment, royalty income and sale of royalty and other income.

Discussion of Quarterly Trends

Exploration and evaluation expenses (“E&E”) have fluctuated depending on activities undertaken but has increased since 2016 as the Company initiated a program of engineering and environmental studies, field investigations and related technical studies to finalize a proposed development plan and prepare documentation for federal and state permitting. A CWA 404 permit application was submitted in Q4 2017 and incentive bonuses were paid. E&E includes costs for Native community engagement, select environmental monitoring programs, site leases, land access agreements and technical studies undertaken in addition to annual claim fees. In 2018, the Company has focused on environmental monitoring, engineering studies to support permitting and responding to the USACE requests for information in the EIS scoping process. In addition, permitting incentive bonuses were paid to key personnel. In Q2 2018, the Company recorded as income the non-refundable early option price installment following the termination of the framework agreement with First Quantum.

Page | 13

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

General and administrative expenses (“G&A”) have fluctuated based on the level of corporate and financing activities undertaken and have trended down. In Q1 and Q2 2017, G&A included the costs of discretionary bonuses paid relating to the 2015 and 2016 fiscal periods respectively as well as a performance bonus relating to the completion of the bought deal financing. In Q3 2017, the Group paid short-term incentive compensation to its Board’s Chair, CEO and CFO, which was settled 20% in cash and 80% in restricted share units (“RSUs”) to conserve cash.

Legal, accounting and audit expenses increased significantly in Q2 2017 as the Company recorded additional legal fees payable of US$15.8 million following the settlement agreement with the EPA. In Q3 2017, the Company recorded additional legal fees of US$0.7 million following the settlement agreement with the EPA. From Q1 2017 onwards, the Company also incurred legal costs relating to the Company’s response to the Kerrisdale Report including securities class actions. In Q2 2018, legal costs were offset by insurance proceeds received for cumulative securities class action costs incurred.

Share-based compensation expense (“SBC”) has fluctuated due to the timing and quantum of share purchase option (“option”) grants and the vesting periods associated with these grants. Grants of options occurred in Q3 2018 (5,635,000 options) and in Q3 2017 (5,808,000 options). Grants of restricted share units (“RSUs”) also impacted SBC. There were grants in Q3 2018 of 125,000 RSUs and in Q3 2017 of 542,371 RSUs.

1.5       Results of Operations

The following financial data has been prepared from the Financial Statements for the three and nine months ended September 30, 2018, and is expressed in thousands of Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1       Results of Operations for the Three and Nine Months Ended September 30, 2018 versus 2017

For the three months ended September 30, 2018, the Company’s net loss increased by $4.0 million to $21.9 million. Loss from operating activities increased by $5.0 million to $21.7 million due mainly to the increase in E&E ($7.0 million) which was offset by lower SBC ($1.2 million) and legal, accounting and audit costs ($0.8 million).

For the nine month ended September 30, 2018, the Company recorded a loss of $3.5 million compared to a loss of $53.5 million in the prior year as income of $48.1 million from the non-refundable early option price installment was recognized on termination of the framework agreement with First Quantum. Loss from operating activities increased by $0.5 million due primarily to the decrease in legal, accounting and audit costs ($23.7 million) and G&A ($1.1 million) which offset the increase in E&E of $25.7 million. Legal, accounting and audit costs were lower as in 2017 the Company incurred legal success fees as result of the settlement with the EPA and fees are no longer being incurred in relation to security class action cases set aside in 2018.

Page | 14

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

E&E comprised mainly of the following for the period as compared to 2017:

E&E	Three months		Nine months
	2018	2017	2018	2017
Engineering	$ 3,823	$ 1,856	$ 9,856	$ 2,340
Environmental	5,111	1,722	12,697	2,370
Property fees	1,397	1,331	1,397	1,338
Site activities	2,373	1,949	5,185	3,225
Socio-economic	2,128	1,604	8,198	4,734
Transportation	1,633	1,161	3,023	1,240
Other activities and travel	382	184	939	269
Total	$ 16,847	$ 9,807	$ 41,295	$ 15,516

E&E increased by $7.0 million in the current quarter and by $25.8 million in the nine month period as the Company focused on collecting additional data to support development of the EIS including additional data for the design and permitting of transportation and power systems. Additional costs were also incurred relating to the ongoing Alaska Native community engagement and stakeholder outreach programs which supports the technical programs (more details are discussed in 1.2.1.2 Current Technical Programs).

The following table provides a breakdown of G&A, and legal, accounting and audit expenses incurred in the period as compared to 2017, expressed in thousands of dollars:

	Three months		Nine months
	2018	2017	2018	2017
Conference and travel	$ 109	$ 61	$ 341	$ 307
Consulting	73	229	198	532
Insurance	154	113	384	315
Office costs, including information technology	244	238	814	670
Management and administration	1,146	1,108	3,387	4,360
Shareholder communication	172	223	776	845
Trust and filing	11	8	282	256
Total G&A	1,909	1,980	6,182	7,285
Legal, accounting and audit	697	1,475	1,345	25,007
Total	$ 2,606	$ 3,455	$ 7,527	$ 32,292

In the current quarter G&A was marginally down on last year due primarily to a decrease in consulting costs and shareholder communication costs. Legal, accounting and audit costs decreased by $0.8 million as legal fees paid to external counsel were lower (see also below).

In the year to date, G&A decreased by $1.1 million due primarily to a decrease in management and administration costs as the Company awarded lower discretionary bonuses. Legal, accounting and audit cost decreased by $23.7 million as in 2017 the settlement with the EPA resulted in US$15.8 million in fees becoming due and payable and fees no longer being incurred in relation to security class action cases set aside in 2018. In the year to date the Company also received insurance recoveries for fees incurred on class action cases.

SBC has fluctuated due to the timing and quantum of option grants, RSUs and DSUs and the vesting periods associated with these grants.

Page | 15

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

Other items in the three and nine month period in 2018 included the following:

●	the receipt of royalty income of $617 and gain on the sale of said royalty for $37. The royalty was on a non-core mineral property that the Company recorded at a nominal carrying value; and
●	the recognition of the non-refundable early option price installment income of $48.1 million as result of the termination of the framework agreement; and
●	the Company earned interest income of $566 primarily from investing cash in guaranteed investment certificates and short-term low risk corporate bonds.

1.5.2       Financial position as at September 30, 2018 versus December 31, 2017

The total assets of the Company decreased by $34,690 due largely to the decrease in cash resources (cash and equivalents and investments). This was offset by the increase in carrying value of the Company’s mineral property, plant and equipment as the appreciation of the Canadian dollar in relation to US dollar resulted in an increase in the carrying value in the Company’s reporting currency.

1.6       Liquidity

The Company’s major sources of funding has been the issuance of equity securities for cash, primarily through private placements and prospectus offerings to sophisticated investors and institutions, and the issue of common shares pursuant to the exercise of options and warrants~~.~~ The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

As at September 30, 2018, the Company had cash and cash equivalents of $21,462 and $7,192 in an investment which represents a decrease of $38,504 from December 31, 2017. In the nine months to September 30, 2018, the Company received $2,280 from the exercise of options and warrants and the Company employed $41,139 in its operating activities. The Company has prioritized the allocation of its financial resources to meet key corporate expenditure requirements in the near term. Additional financing will be required to progress material expenditures at the Pebble Project and for working capital. There can be no assurances that the Company will be successful in obtaining additional financing at that point. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will have to reduce or curtail its operations at some point.

At September 30, 2018, the Company had working capital of $13,405 as compared to $56,832 at December 31, 2017. The Company has no capital lease obligations, operating leases or any other long-term obligations other than those disclosed below:

The following commitments and payables existed at September 30, 2018:

		Payments due by period as of the reporting date
	Total	≤ 1 year	1-5 years	> 5 years
Trade and other payables 1,	$ 15,973	$ 15,973	$ –	$ –
Payables to related parties	622	622	–	–
Lease commitments	1,328	520	808	–
Long-term payables 1,	6,809	–	6,809	–
Total	$ 24,732	$ 17,115	$ 7,617	$ –

Page | 16

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

Notes to table

1.	As a result of the joint settlement agreement between the Company and the EPA in May 2017, the Company’s legal counsel are due US$11,183 in additional legal fees (“success fees”) of which US$10,548 is payable in two annual instalments of US$5,274 and the balance of US$635 is payable within the year. The two instalments are payable in December 2018 and 2019 respectively.
2.	US dollar amounts have been converted at the closing rate of $1.2911 / US dollar.

The Company has no “Purchase Obligations”, defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company is responsible for maintenance payments on the Pebble Project claims and routine site and office leases (included in table above).

1.7       Capital Resources

The Company’s capital resources consist of its cash reserves, which include its cash and equivalents. As at September 30, 2018, other than noted in 1.6 Liquidity, the Company has no other long-term debt and no commitments for material capital expenditures.

The Company has no lines of credit or other sources of financing.

1.8       Off-Balance Sheet Arrangements

As of September 30, 2018, the Company had no off-balance sheet arrangements.

1.9       Transactions with Related Parties

Transactions with Hunter Dickinson Services Inc. (“HDSI”)

Hunter Dickinson Inc. (“HDI”) and its subsidiary, HDSI are private companies established by a group of mining professionals engaged in advancing and developing mineral properties for a number of private and publicly-listed exploration companies, one of which is the Company.

Current directors, Robert Dickinson and Ron Thiessen, are active members of the HDI Board of Directors. Marchand Snyman, the Company’s CFO, is also an active member of the HDI Board of Directors. Other key management personnel of the Company – Doug Allen, Stephen Hodgson, Bruce Jenkins, Sean Magee and Trevor Thomas – are active members of HDI’s senior management team.

The business purpose of the related party relationship

HDSI provides technical, geological, corporate communications, regulatory compliance, administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship with HDSI, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI.

Page | 17

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

The measurement basis used

The Company procures services from HDSI pursuant to an agreement (the “Services Agreement”) dated July 2, 2010 whereby HDSI agreed to provide technical, geological, corporate communications, administrative and management services to the Company. A copy of the Services Agreement is publicly available under the Company’s profile at www.sedar.com.

Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services is determined based on an agreed upon charge-out rate for each employee performing the service and the time spent by the employee. The charge-out rate also includes overhead costs such as office rent, information technology services and administrative support. Such charge-out rates are agreed and set annually in advance.

Third party expenses are billed at cost, without any markup.

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice from either party.

Transactions during the Reporting Period and Balances with HDSI at the end of the Reporting Period

Disclosure as to transactions with HDSI and any amounts due to or from HDSI is provided in Note 9(b) in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in Note 9(a) in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.10       Fourth Quarter

Not applicable.

1.11       Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12       Critical Accounting Estimates

The required disclosure is provided in Note 2 in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.13       Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in Note 2 in the notes to the Interim Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

Page | 18

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

1.14       Financial Instruments and Other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, saving accounts, guaranteed investment certificates, corporate bonds and amounts receivable. The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, low risk corporate bonds and in government treasury bills which are available on demand by the Group as and when required or mature in timeframes appropriate to the needs of the Company. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the period ended September 30, 2018. Amounts receivable include receivable balances with government agencies, prepaid expenses and refundable deposits. Management has also concluded that there is no objective evidence of impairment to the Company’s amounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position has been discussed in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar has an impact upon the losses incurred by the Company as well as the value of the Company’s assets and total shareholders’ equity as the Company’s functional and presentation currency is the Canadian dollar. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Page | 19

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of the financial assets exposed to foreign exchange risk. The Company’s exposure to foreign exchange risk is as follows:

	September 30	December 31
US dollar denominated financial assets and liabilities	2018	2017
Financial assets:
Amounts receivable	$ 781	$ 552
Investment	7,192	–
Cash and cash equivalents and restricted cash note	18,048	60,083
	26,021	60,635
Financial liabilities:
Long term payables	(6,809)	(6,650)
Payables to related parties	(263)	(93)
Trade and other payables	(15,910)	(10,102)
	(22,982)	(16,845)
Net financial assets exposed to foreign currency risk	$ 3,039	$ 43,790

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $303 (December 31, 2017 – $4,379) in the period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents, GICs and bonds. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the period ended September 30, 2018.

Commodity price risk

While the value of the Company’s Pebble Project, held through its 100% interest in the Pebble Partnership, is related to the price of copper, gold, molybdenum and silver and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Copper, gold, molybdenum and silver prices have fluctuated widely historically and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company currently consists of equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Company’s approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

Page | 20

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

1.15       Other MD&A Requirements

Additional information relating to the Company, including the Company’s 2017 Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

1.15.1 Disclosure of Outstanding Share Data

The capital structure of the Company as of the date of this MD&A is shown in the following table:

Number
Common shares issued and outstanding	313,409,356
Share options pursuant to the Company’s incentive plan	24,624,232
Deferred share units	458,129
Restricted share units	196,753
Warrants and non-incentive plan options[1]	31,367,800

Notes:

1.	Non-incentive plan options make up 327,700 of the total. These were issued on the acquisition of Cannon Point in October 2015. Warrants make up the balance and were issued pursuant to the acquisition of Mission Gold in December 2015 and the prospectus and private placement financings in June 2016 and July 2016 respectively.

1.15.2 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

1.15.3 Management’s Report on Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”) is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s ICFR includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Page | 21

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

1.15.4 Changes in Internal Control over Financial Reporting

There has been no change in the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR as of September 30, 2018.

1.15.5 Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Page | 22

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

1.15.6 Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

Inability to Ultimately Achieve Mine Permitting and Build a Mine at the Pebble Project.

The Company may ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build and operate a mine at the Pebble Project. There is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project. In addition, there are prominent and well organized opponents of the Pebble Project and the Company may be unable, even if we present solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project. The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and likely size. Accordingly, there is no assurance that the Company will obtain the required permits. The Company has filed a CWA 404 permit application with the US Army Corps of Engineers, which triggered an EIS process under NEPA. The EIS process under NEPA, and the requirement for the Company to secure a broad range of other permits and authorizations from multiple federal and state regulatory agencies will take several years. After all permits necessary to begin construction are in hand, a number of years would be required to finance and build a mine and commence operations. During these periods, the Company would likely have no income and so would require additional financing to continue its operations. Unless and until we build a mine at the Pebble Project, we will be unable to achieve revenues from operations and may not be able to sell or otherwise recover our investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company’s common shares.

Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Pebble Partnership’s mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development. Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development if its land and natural resources.

The Pebble Project is Subject to Political and Environmental Regulatory Opposition

As is typical for a large scale mining project, the Pebble Project faces organized opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (the “BBW”). The BBW is an important wildlife and salmon habitat area. Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk which may ultimately preclude construction of a mine at the Pebble Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate development at Pebble, included political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity.

Page | 23

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Ore Reserves or Any Known Body of Economic Mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration and feasibility evaluation project only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”.

Mineral Resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only

Northern Dynasty has included mineral resource estimates that have been made in accordance with NI 43-101. These resource estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty advises investors that while these terms are mandated by Canadian securities administrators, the SEC does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as “measured resources” or “indicated resources” will ever be converted into ore reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue to have that for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

Northern Dynasty Has No History of Earnings and No Foreseeable Earnings, and May Never Achieve Profitability or Pay Dividends

Other than for the for the period ended June 30, 2018, when Northern Dynasty recognized income from the proceeds of the non-refundable early option payment on termination of the framework agreement which resulted in Northern Dynasty recording earnings, Northern Dynasty has only had losses since inception. There can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings (other than previously discussed) as its mineral properties are in the pre-development stage.

Page | 24

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

Northern Dynasty’s Consolidated Financial Statements have been Prepared Assuming Northern Dynasty will Continue on a Going Concern Basis

Northern Dynasty’s Interim Financial Statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At September 30, 2018, Northern Dynasty had working capital of $13,405. Northern Dynasty has prioritized the allocation of the available financial resources to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required for continued corporate expenditures and material expenditures at the Pebble Project. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty’s assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values. Refer also to discussion in 1.6 Liquidity.

As the Pebble Project is Northern Dynasty’s only Mineral Property Interest, the Failure to Establish that the Pebble Project Possesses Commercially Viable and Legally Mineable Deposits of Ore may cause a Significant Decline in the Trading Price of Northern Dynasty’s Common Shares and Reduce its ability to obtain New Financing

The Pebble Project is, through the Pebble Partnership, Northern Dynasty’s only mineral project. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would adversely impact the price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

If prices for copper, gold, molybdenum and silver decline, Northern Dynasty may not be able to raise the additional financing required to fund expenditures for the Pebble Project

The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold, molybdenum and silver are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum and silver and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold, molybdenum and silver have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold, molybdenum and silver, with the result that Northern Dynasty may not have sufficient financing with which to fund its exploration activities.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

Mining is Inherently Dangerous and Subject to Conditions or Events Beyond the Company’s Control, which Could have a Material Adverse Effect on the Company’s Business

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company’s exploration, development and mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

Northern Dynasty Competes with Larger, Better Capitalized Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with Environmental Requirements will take Considerable Resources and Changes to these Requirements could Significantly Increase the Costs of Developing the Pebble Project and Could Delay These Activities

Northern Dynasty and the Pebble Partnership must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in Government Regulations or the Application thereof and the Presence of Unknown Environmental Hazards on Northern Dynasty’s Mineral Properties May Result in Significant Unanticipated Compliance and Reclamation Costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at the Pebble Project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2018

Litigation

The Company is / has been, and may in future be subject to legal proceedings, including with regard to actions discussed in 1.2.1.3 Legal Matters in the pursuit of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably, it will likely have a material adverse effect of the Company.

Northern Dynasty is Subject to Many Risks that are Not Insurable and, as a Result, Northern Dynasty will Not Be Able to Recover Losses through Insurance Should Such Certain Events Occur

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

If Northern Dynasty Loses the Services of the Key Personnel that it Engages to Undertake its Activities, then Northern Dynasty’s Plan of Operations May Be Delayed or be More Expensive to Undertake than Anticipated

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including HDSI (refer 1.9 Transactions with Related Parties). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

The Market Price of Northern Dynasty’s Common Shares is Subject to High Volatility and Could Cause Investor Loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor needs to sell Northern Dynasty shares.

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (through share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing development of the Pebble Project including the continuation of the current and proposed permitting activities will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

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